March 7, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Biovail Corporation
File No.000-22358

Dear Mr. Rosenberg:

Biovail Corporation (the "Company", "Biovail", "we", "us" or "our") has prepared this letter in response to comments from the staff of the United States Securities and Exchange Commission during our teleconference on February 8, 2006 and subsequent telephone conversations with the staff.

I.     Economics of the Transactions with Kos Pharmaceuticals, Inc. ("Kos")

        **

II.    Characterization of Teveten Assets

  As the transfer to Kos of the respective rights to Teveten and Cardizem® LA were entered into at the same time and negotiated as a package, we believe that the transfer of the Teveten assets can be characterized as a cost of obtaining an ongoing financial interest in the distribution and supply of Cardizem® LA in the United States and Puerto Rico. As we have previously discussed with the staff, we believe it most appropriate to account for the transfer of the Teveten assets in connection with the establishment of the Cardizem® LA distribution and supply arrangements as a multiple-element transaction pursuant to EITF 00-21, Revenue Arrangements with Multiple Deliverables. Further, we concluded that the transfer of the Teveten assets could not be accounted for separately from the Cardizem® LA element of the transaction.

  Because we concluded that the transfer of the Teveten assets was integral to that of the acquisition of the Cardizem® LA distribution and supply arrangements with Kos, we concluded that the estimated fair value of the Teveten assets should be recorded as the cost of obtaining the future revenues to be realized from the ongoing distribution of Cardizem® LA by Kos in the United States and Puerto Rico. As we have previously communicated to the staff, we believe that these costs meet the definition of an asset as set forth in paragraph 25 of FASB Concept Statement No. 6, Elements of Financial Statements.

  Further, we believe that the Cardizem® LA distribution and supply arrangements are similar to the acquisition of an identifiable intangible asset, as defined in paragraph 39 of FASB Statement No. 141, Business Combinations (FAS 141). Paragraph 4 of FAS 141 provides that assets surrendered in an exchange transaction for other assets should be derecognized, and the acquired assets should be recognized at fair value. Paragraph 5 further provides that if noncash assets are surrendered, a gain or loss should be recognized for the difference between the carrying value and fair value of the surrendered asset. We believe that the accounting that we have applied to the transfer of the Teveten assets in exchange for obtaining the Cardizem® LA distribution and supply agreements are consistent with the provisions of FAS 141.

  Based on the above, we believe that it is appropriate to recognize the amortization of this asset in cost of goods sold over the same period as the revenue is recorded from the supply of Cardizem® LA. As we have previously communicated, we believe that this is consistent with the provisions of Staff Accounting Bulletin No. 104.

Confidential Treatment Requested.
Information for which Confidential Treatment has been requested is omitted and is noted with "**".

III.  Cardizem® LA Lost Profits Guarantee

  As discussed under part I above, we agreed to indemnify Kos (subject to the aforementioned conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008. **

  We believe that the Guarantee has the characteristics of an indemnification under paragraph 3(c) of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), as the Guarantee contingently requires the indemnifying party (Biovail) to make payments to the indemnified party (Kos) based on changes in an underlying (the lost profits that could result from the introduction of generic competition) that is related to the assets (the Cardizem® LA distribution rights) of the indemnified party (Kos). Accordingly, the Guarantee appeared to be subject to the initial recognition and measurement provisions of FIN 45.

  As mentioned, at the time of the Kos transactions, we concluded that the risk of having to perform under the Guarantee was low. ** In addition, we considered the following factors that existed at the date of the Kos transactions:

  •
  There were no Abbreviated New Drug Application ("ANDA") filers seeking approval for generic versions of Cardizem® LA;

  •
  An ANDA filer would have to obtain FDA approval for its formulation;

  •
  The FDA would generally be precluded from granting approval of the ANDA for 30 months under the Hatch Waxman Act;

  •
  An ANDA filer would have to prove in court that our two listed patents covering Cardizem® LA were invalid, unenforceable or not infringed; and

  •
  After receiving FDA approval and a favourable court ruling, an ANDA filer would have to successfully scale-up, manufacture and distribute sufficient product to capture ** of the total Cardizem® LA market.

  We concluded that the probability of all of the above conditions being met on or before ** was remote. Consequently, we concluded that the initial liability for the fair value of the Guarantee was immaterial to our financial position and results of operations at the inception of the arrangement and, therefore, required no accounting.

  At the date of the Kos transaction, we also considered whether the conditions were met to record a contingent loss under FASB Statement No. 5, Accounting for Contingencies (FAS 5). Based on the high degree of risk and uncertainty associated with the outcome and timing of any potential ANDA filing, as well as the uncertainty with respect to the outcome and timing of patent infringement proceedings, we concluded that it was not probable that any amounts would be paid pursuant to the Guarantee, and that no liability was required to be accrued.

  We continue to assess whether it has become likely that we will pay amounts pursuant to the Guarantee, and whether we should record a liability pursuant to the provisions of FAS 5. In June 2005, we were notified that Andrx Corporation ("Andrx") is seeking FDA approval for a generic version of Cardizem® LA 420 mg. In September 2005, we were notified that Andrx is seeking FDA approval for the remaining dosage strengths. Andrx is the first filer for all strengths and, therefore, will be the first to market a generic product. **

  ** Accordingly, we do not presently believe that a contingent loss accrual under FAS 5 is appropriate as at December 31, 2005.

  We intend to make appropriate disclosure of the above facts in our Form 20-F for the year ended December 31, 2005.

Confidential Treatment Requested.
Information for which Confidential Treatment has been requested is omitted and is noted with "**".

  We look forward to reviewing the contents of this letter, and addressing any additional comments that the staff may have in respect to these transactions, during our teleconference scheduled for February 28, 2006. In the meantime, please direct any additional questions or comments to me at (908) 927-1799.

  Sincerely,

/s/ CHARLES A. ROWLAND, JR. Charles A. Rowland, Jr.
Senior Vice President and
Chief Financial Officer

  Cc: Cynthia Orr, Partner, Ernst & Young LLP